TESTING THE WATERS

THE WINGFEATHER SAGA

$272,175
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🔥 SELLING FAST - We estimate there are only 10000000 days left based on current volume of investments

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*No money or other consideration is being solicited, and if sent, will not be accepted; No sales will be made or commitments to purchase accepted until a Form C (if a Reg CF offering is chosen) offering statement is filed with the Securities and Exchange Commission and only through an intermediary's platform (if a Reg CF offering is chosen); and Prospective purchaser's indications of interest are non-binding.

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*People includes all persons who have made a non-binding reservation to invest. Amount reserved is an estimate that includes all current reservations.

ABOUT US



"The animation is original and beautiful; I like how you're taking a new look on the traditional CGI all the big companies insist upon, and the music is breath-taking."

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"The animation style is so unique, the voice acting is on point, and it follows the events in the book perfectly!"

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"Awesome work and an encaptivating storyline.....I feel that I want to explore much more of this world and the characters within it, I certainly want more, I'd love to see this as a feature length movie, I guess I'll just have to read the books for now!!"

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"I CAN'T BELIEVE THIS IS REAL!? I GREW UP ON THESE BOOKS! I spent my teenage years hooked on this series, hours lost in its world."

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ABOUT THE WINGFEATHER SAGA:

In a fantasy world of wonder and danger, one boy discovers a family secret that may awaken an ancient power or doom them to capture by a nameless evil...

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In 2008, Andrew Peterson published a beloved children's fantasy series. Over 350,000 copies and 5,000 five star reviews later, The Wingfeather Saga brings Andrew Peterson's imaginative books to life in a stunning

Saga brings Andrew Peterson's imaginative books to life in a stunning new handcrafted CGI animation.

The Wingfeather Saga features whimsical world building, high adventure, redemptive storylines, and courageous themes for children, all with a ticklish sense of humor.

> Magic can be experienced, not conjured.
> Family is foundation, not confrontation.
> Identity matters.
> Diversity is dignity.
> Sacrifice is love.
> Imagination is endless.
> Good stamps out evil.

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BOOK 1: ON THE EDGE OF THE SEA OF DARKNESS


ANDREW PETERSON
THE WINGFEATHER SAGA
ON THE EDGE OF THE DARK SEA OF DARKNESS
BOOK 1
ON THE EDGE OF THE DARK SEA OF DARKNESS
PETERSON

BOOK 2: NORTH! OR BE EATEN

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ANDREW PETERSON
THE WINGFEATHER SAGA
NORTH! OR BE EATEN
BOOK 2
NORTH! OR BE EATEN
PETERSON

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BOOK 3: THE MONSTER IN THE HOLLOWS



BOOK 4: THE WARDEN AND THE WOLF KING



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THE TEAM



Executive Producer and Showrunner

J. Chris Wall spent over 10 years producing the venerated animated series, VeggieTales with Big Idea Entertainment before going on to create the Slugs and Bugs show with Brentwood Studios and RightNow Media.

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J. CHRIS WALL



ANDREW PETERSON

Executive Producer and Author

Andrew is a recording artist, songwriter, producer, filmmaker, and award-winning author. The final book of the Wingfeather Saga, The Warden and the Wolf King, won Children's Book of the Year in 2015 from WORLD Magazine. Founder of The Rabbit Room, a non-profit arts organization with over thirty titles to date.

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